One International Place, 40th Floor 100 Oliver Street Boston, MA 02110-2605 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com

Thomas Friedmann

thomas.friedmann@dechert.com +1 617 728 7120 Direct +1 617 275 8389 Fax

June 15, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: John Ganley

Re:	WhiteHorse Finance, Inc.

Registration Statement on Form N-2

File Numbers 333-217093 and 814-00967

Ladies and Gentlemen:

On behalf of WhiteHorse Finance, Inc., a Delaware corporation (the “Company”), we hereby respond to the comment raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in phone calls between Mr. John Ganley of the Staff and Thomas Friedmann of Dechert LLP, outside counsel to the Company, on June 13, 2017 and June 14, 2017. For your convenience, a transcription of the Staff’s comment is included in this letter (in italics) followed by the response. Capitalized terms used in this letter and not otherwise defined shall have the meanings specified in the Company’s registration statement on Form N-2 (Registration Nos. 333-217093 and 814-00967) (the “Registration Statement”).

1.	In the section entitled “Distribution Reinvestment Plan” of the Registration Statement, we note the disclosure of a $15.00 transaction fee and $0.10 per share brokerage commission assessed on shares of the Company’s common stock issued under the Company’s distribution reinvestment plan. Please disclose this fee in the table in the section entitled “Fees and Expenses” (the “Fees and Expenses Table").

The Company hereby undertakes in future filings with the Commission to disclose in the Fees and Expenses Table the $15.00 transaction fee and $0.10 per share brokerage commission, or such other amounts charged by the plan administrator, assessed on shares of the Company’s common stock issued under the Company’s distribution reinvestment plan in the same manner as similarly situated registrants are required to disclose such fees.

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United States Securities and Exchange Commission June 15, 2017 Page 2

If you have any questions, please feel free to contact the undersigned by telephone at 617.728.7120 (or by e-mail at thomas.friedmann@dechert.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Thomas J. Friedmann

Thomas J. Friedmann

cc:	Stuart Aronson, WhiteHorse Finance, Inc.

Edward J. Giordano, WhiteHorse Finance, Inc.